Exhibit 6

Presentation of Full Year Results for period ended 30 June 2004 David Murray Chief Executive Officer Michael Cameron Chief Financial Officer 11 August 2004 www.commbank.com.au

The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 11 August 2004. It is information given in summary form and does not purport to be complete. It is not financial product advice and is not intended to be relied upon as advice to investors or potential investors. It does not take into account the investment objectives, financial situation or needs of any particular investor. Speaker's notes for this presentation are attached below each slide. To access them, you may need to save the slides in PowerPoint and view/print in "notes view." Disclaimer

Agenda Full Year Results - Michael Cameron (30 mins) Overview Banking Funds Management Insurance Capital Management Which new Bank update - David Murray (15 mins) Questions

Underlying profit growth of 15% Solid profit contributions from each business Improved productivity Which new Bank achieved year 1 targets 19% dividend per share increase in 2004 Overview - Highlights

Overview - 15% growth in underlying cash profit * Prior to preference dividend distribution * Prior to preference dividend distribution

Overview - Strong contributions from each business Cash Profit Jun-04 2,674 Banking 299 Funds Mgt. 41 Investment Returns 152 2,695 Underlying Profit Jun -03 Underlying Growth of +15% Incremental Which new Bank (535) Underlying Profit Jun-04 3,078 $m WnB Insurance 64

Overview - Another record dividend Final dividend of 104 cps, total dividend 183 cps (+19% on 2003) Payout ratio of 89.1% reflecting commitment to add back the WnB costs in determining the 2004 dividend 42 60 82 90 102 104 115 130 136 150 154 183 Dividend (cents per share) Dividend (cents per share)

Overview - Key shareholder ratios 2003 203 cents 13.3% 154 cents 75.9% Change +2% -0.1% +19% Earnings Per Share(2) Return on Equity Dividends Per Share Payout Ratio Shareholder Ratios(1) (1) Based on Cash NPAT pre preference share dividends (2) EPS figure is post preference share dividends of $101m for the year ended 30/06/2004 (3) Underlying figures use Cash NPAT excluding shareholder investment returns and Which New Bank initiatives. 2004 207 cents 13.2% 183 cents 89.1% Underlying(3) EPS was 237 cents (+13% v. 2003) Underlying(3) ROE was 15.1% (+1.3% v. 2003)

Which new Bank financial update Reminder - what are our goals Over the three year period we will: Redirect the normal project spend of $600m Spend an additional $620m Invest a further $260m in our branch network Over the three year period this will result in: Cash EPS growth exceeding 10% CAGR 4-6% CAGR productivity improvements Profitable market share growth across major product lines Increase in dividend per share each year Subject to current market conditions continuing

Which new Bank financial update Year 1 investment spend and benefits Investment spend of $634m, below estimate of $660m * As per Which new Bank announcement, September 2003 2004 Actual ($m) Benefits Themes 2004 Actual FY04 Estimate* Customers 268 270 Processes 266 280 People 12 10 546 560 Branch refurbishment 88 100 Total 634 660 Investment spend ($m) Total net benefits of $237m exceeded estimated benefits of $200m Benefits split: 40% revenue and 60% costs 145 Costs Revenues 152 297 Total Gross benefits - (60) (60) Additional operating exp. 145 92 237 Net benefits

Which new Bank financial update Total estimates unchanged Our estimate of investment and benefits of the total programme remain unchanged Expected split of revenue and expense benefits to be approximately 50:50 Which New Bank estimates updated for 2004 actuals Benefits 2004 Act. 2005 Est. 2006 Est. 237 900 620 200 900 620 Revised Original Investment spend Original 2004 Act. 2005 Est. 2006 Est. 660 510 310 634 620 226 Revised Total 1,480 1,480

Which new Bank financial update Expenditure - FY2004 * *As per Which new Bank announcement, September 2003 Actual 30/06/04 $m Full Year Estimated Financial Impact $m Incremental Which new Bank expense: Investment Spend for the period (gross) - Investment Capitalised + Provision for Future Costs + Expensing of previously capitalised software = Gross Which new Bank expense - Normal project spend = Incremental Which new Bank expense before tax - Tax effect Incremental Which new Bank expense after tax 634 (112) 208 219 730 (200) 749 (214) 535 660 (180) 210 215 690 (200) 705 (205) 500

Overview - underlying expenses reflect business growth Underlying expenses 2003 ($m) 5,312 Initiatives including WnB - Full year benefits of 2003 strategic initiatives ($125m - $69m) (56) - Year 1 benefits of WnB (145) (141) - WnB revenue based operating expenses 60 CPI and Salary increases 185 Volume related increases 103 One off costs 21 Software capitalisation policy - Expenses not capitalised 87 20 - Reduced amortisation (67) 20 Underlying expenses 2004 5,500

Banking Highlights Continued strong demand for owner occupied and investment loans Maintained position as leading home loan provider and maintained share Business lending market share stable Excellent results in NZ $m Interest Income 384 Other Bank Income 219 Expenses (209) BDD 29 Taxation (124) 2,176 2,376 Which new Bank (499) 2,675 Underlying Profit Jun-03 Underlying Profit Jun-04 Cash Profit Jun-04 Total underlying banking profit 13% growth 13% growth

Banking income Banking net interest income $5,410m (+8% /2003) Banking other operating income $2,846m (+8% /2003) Funds Management $1,158m Insurance $678m Banking Income: $8,256m (82% of Group Income) $M % Retail Banking 4,298 52% Premium Business Services* 3,140 38% ASB + Other Asia Pacific 10% Total Banking Income 8,256 100% By income type By line of business 818 * Includes Premium Financial Services and Institutional and Business Services.

Banking Productivity improving % June 2006 Target: Under 47 2.3% productivity improvement 2.3% productivity improvement

Banking - non pricing factors make up most of the NIM change 267bps -6bps -1bp 253bps -3bps -4bps Net interest margin (bps) NIM 2003 Growth in non-lending IEA* Funding mix Asset mix Competition effect NIM 2004 * Interest Earning Assets

Banking +18% growth in lending assets* *Lending assets excludes securitised housing loan balances $7.6bn (Jun 04),$5.3bn (Dec 03), $6.5bn (Jun 03) Housing Personal Business & Corporate Bank Acceptances 175.1 191.3 205.9 (+9% / Dec 2003) (+5% / Dec 2003) (+6% / Dec 2003) (+9% / Dec 2003) 49.3 52.6 55.8 12.4 12.6 13.2 100.2 112.2 121.9 13.2 13.7 15.0 Lending assets in $ bn Jun 03 Dec 03 Jun 04 +14% v. 2003 +13% v. 2003 +7% v. 2003 +22% v. 2003

Banking Home lending growth profile(1) ($bn) 2003 2004 Loans funded 36.9 43.2 Reductions 24.9 25.2 Net Growth 12.0 18.0 Origination of home loans funded 2003/2004(2) Proprietary Third Party (1) Data relates to the Bank's Australian home lending business Growth represented by: 26% (24% in Dec 03) 74% (76% in Dec 03)

Banking Prudent risk provisioning Bad and doubtful debts expense (in $m) 276 305 449 385* 196 0.21% 0.32% 0.28% 0.15% 0.16% Bad and doubtful debts to RWA Continued low charge for bad debts: Sound credit management Good management of outstandings High % of home loans in overall portfolio Over the credit cycle expect 25 - 30 bps Robust levels of general provisions Gross impaired assets net of interest reserved improved from $639m in 2003 to $340m in 2004 * In 2001 Colonial was included for the first time.

Banking Sustained portfolio quality *Risk Weighted Assets 2004 2003 Charge for Bad & Doubtful Debts $276m $305m Charge for Bad & Doubtful Debts to RWA* (annualised) 0.16% 0.21% Gross Impaired Assets (net of interest reserved) $340m $639m Specific Provisions $143m $205m General Provision $1,393m $1,325m General Provision to RWA 0.82% 0.90%

Funds Management 18% growth in underlying profit Underlying Profit Jun-03 $m Underlying Profit Jun-04 Cash Profit Jun-04 233 Net Operating Income 44 Reduction in other operating expense 26 Tax (21) S'holder Invest Returns 20 Incremental Which new Bank (26) 274 268 Strong investment markets underpinned revenue growth Income to average FUA ratio maintained Focus on tight cost control resulted in operating expenses falling 2% year on year Revenue growth negatively impacted by FX movements and sale of custody business 18% growth Volume based expense (8)

Funds Management +11% Growth in FUA 99 110 10 1 $m 1 +11% growth Strong turnaround in net flow position from 2003 underpinned by FirstChoice and International flows. Outflows driven by: Legacy products Fund closures Performance of flagship funds Industry shift to platforms

Funds Management FirstChoice v. Other retail Net Flows ($m) 2003 v. 2004 2004 2003 -3,000 -2,000 -1,000 - 1,000 2,000 3,000 4,000 5,000 FirstChoice / Avanteos Cash Management First State Retail Legacy

Funds Management
FirstChoice continues to grow rapidly

- Strong market growth
  - Movement from single to multi-manager
- FirstChoice Success
  - $7bn FUA – 30 June 2004
  - Leading industry flows
  - Most used platform Advisers
- Enhancements include:
  - Innovative alliances with boutique fund managers
  - Better tools for Advisers
  - Wholesale offer

Growth in FUA vs. Market*



FirstChoice
total masterfund/platform market
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
FirstChoice FUA ($m)
250,000
200,000
150,000
100,000
50,000
0
Total Platform Market FUA ($M)
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04

* Source: Plan for Life

Which new Bank

CommonwealthBank

25

Funds Management 8% productivity improvement v. June 03% $bn Underlying Expenses/Average FUM (%) Average FUA ($bn) FY06 Target Under 8% productivity improvement

Insurance - improved operating margins and strong investment returns 65 6 12 46 129 133 251 $m (11) Australia Market leader in life insurance in Australia - 14.8% 8% growth in risk inforce premiums Improved General Insurance claims ratio Tight expense controls - expenses flat Strong improvement in shareholder investment returns New Zealand NZ profit up 20% on 2003 98% increase

% $m Operating Expenses/ Average Inforce Premiums (%) Average Inforce Premiums ($m) FY06 Target Insurance 9% productivity improvement v. June 03 9% productivity improvement

Insurance Australian Insurance business Distribution by Channel^ Product Sales Individual General Group Risk Network & Direct* Third Party * Network - Internal Bank Channels Direct - Telemarketing & Phone ^ Excludes Group Risk and Masterfunds 59% (41% in 2003) 41% (59% in 2003) 26% (28 in 2003) 45% (45% in 2003) 29% (27% in 2003)

Value of Insurance and Fund Management Business increased $201m Directors' Valuation Jun-03 Directors' Valuation Jun-04 Increase in Value 201 Profit 519 Capital Movements (864) 8,546 $m 8,402

Active Capital Management Creating capital flexibility - executed initiatives Tier 1 Hybrid US$550m (A$832m) PERLS II $750m Off-market share buy-back $532m Share Purchase Plan $467m DRP 2H03 $201m DRP 1H04 $188m Life & FM Special Dividend $194m Existing ratings are stable: S&P AA- Moodys Aa3 Fitch AA

Capital ratios remain strong Target Range Adjusted Common Equity Tier 2 Capital Tier 1 Capital 9.80% 9.81% 9.73% 9.46% 10.25% 4.61% 6.78% 7.06% 6.96% 7.26% 7.43% 4.75%

6.96 1.59 (1.42) 0.27 (0.93) 0.93 (0.31) (0.03) 0.37 7.43 Tier 1 Jun 2003 $10,213m Cash Earnings $2,695m Ord. and Pref. Dividends $(2,412)m Growth in RWA $22,513m DRP $639m Buyback $(532)m SPP $467m Currency and Other Movements $(55)m Tier 1 Jun 2004 $12,588m Generation and use of Tier 1 capital Hybrid Issues $1,573m Effect of add-back of transformation costs

Underlying profit growth of 15% Solid profit contributions from each business Improved productivity Which new Bank achieved year 1 targets 19% dividend per share increase in 2004 Highlights

Supplementary material

Market Shares Strong banking market share positions Source: RBA, APRA, East and Partners, AELA, Reserve Bank of NZ Banking Market Shares Retail and Business Deposits2 Credit Cards Transaction Services (commercial)2 Home Loans Business Lending New Zealand Lending New Zealand Deposits1 Asset Finance3 0% 10% 20% 30% 24.1% 23.1%5 19.3%6 14.2% 15.5% 21.6% 17.2% 22.7%4 2004 2003 1 Dec Notes: (1) -As reported in the Dec-2003 Profit Announcement (2) - Source: Reserve Bank of Australia (3) - as at May 2004 (4) - November Data (5) - August Data (6) - September Data (7)- March Data June 23.6%3 24.4% 19.3% 14.2% 16.0% 22.2% 17.5% 22.7% 24.2% 22.7% 19.5% 14.0% 15.1% 20.6% 16.4% 22.8% 2003 1 Jun

Market shares Funds Management Funds Management Market Shares Managed Investments1 0% 10% 20% New Zealand Managed Investments 14.4%4 14.0%2 2004 20033 June 14.5% 14.9% Source: Plan for Life, Fund Source Research Notes: (1) Retail Only (2) May 2004 Data (3) As reported in the Dec-2003 profit announcement (4) March 2004 data June 20033 Dec 14.7% 14.7%

Market shares Life Insurance Life Insurance Market Shares New Zealand1 0% 10% 20% 30% 40% Australia Hong Kong 2004 2003 3 Dec Source: ISI Statistics, Plan for Life, HK Insurance Association Notes: (1) In-force Business (2) September Data (3) From December 2003 Profit Announcement document 28.1%2 15.1%2 2.2%2 June 28.2% 14.8% 2.5% 2003 3 Jun 28.3% 15.3% 2.8%

Overview of results Total income and NPAT Net Interest Income $5,410m (54%) Other operating income $2,846m (28%) $1,158m (11%) $678m (7%) Insurance Funds management Banking Group total Income: $10,092m Group Underlying Cash NPAT: $3,078m $2,675m (87%) $274m (9%) $129m (4%) Income exludes investment returns on shareholders funds and any valuation appraisal uplift or decrease

Banking $113bn in Australian Home lending* Product Balances Outstanding Balances by Loan Type Variable Honeymoon Fixed Rate Owner occupied Line of credit Investment Home Loan * Data relates to the Bank's Australian home lending business gross of securitisation 57% (61% in 2003) 35% (31% in 2003) 8% (8% in 2003) 62% (59% in 2003) 21% (20% in 2003) 17% (21% in 2003)

* Includes Colonial $millions The Bank remains well provisioned The Bank remains well provisioned

Banking - Top 20 exposures to Corporates and quality of total exposure Top 20 Exposures to Corporates ($m) (Top 20 exposures - excludes finance and government - comprise 3.4% of committed exposures of $253 billion) 67% investment grade S&P Rating or Equivalent 0 100 200 300 400 500 600 700 800 900 1000 Dec 02 Dec 03 Jun 03 Quality of total exposure: There is security over 79% of the non- investment grade exposure Jun 04 29 28 30 35 17 14 16 17 15 40 37 36 33 17 19 17 0% 20% 40% 60% 80% 100% AAA/AA A BBB Other 1100 A+ A- AA+ BBB+ A- A+ A BBB A- AA- A+ BBB+ BBB BBB A- AA- BBB A- BBB- AAA

Banking Arrears in consumer book remain low Arrears in consumer book remain low Arrears in consumer book remain low

Banking - Total and Offshore credit risk concentration Other Commercial 10% Government 4% Finance 83% Offshore Commercial exposure by Industry** Australia 74% New Zealand 13% International 13% Construction Leasing Energy Telcos Technology Aviation **Excludes consumer exposures. 3% Total Commercial exposure* by location $351bn Total Exposure $45bn Automobile *Total exposure = balance for uncommitted, maximum of limit or balance for committed. Includes consumer exposures. Total non-finance off-shore outstandings = $7.6bn of which over 90% are investment grade

Banking A well diversified portfolio by industry Total Outstandings* $138.6 bn * Represents balances actually utilised. * Represents balances actually utilised.

Banking Credit Exposure - Agriculture Sector 65% 35% Total exposure: $8,963m Australia (11% investment grade) New Zealand (36% investment grade) Credit Exposure is measured as the higher of limit or credit equivalent balance for committed exposures and credit equivalent balance for uncommitted exposures

Banking Credit Exposure - Aviation Sector 78% 12% New Zealand (99% investment grade) Australia (89% investment grade) Credit Exposure is measured as the higher of limit or credit equivalent balance for committed exposures and credit equivalent balance for uncommitted exposures 10% Europe (27% investment grade) Total exposure: $1,676m

Banking Credit Exposure - Energy Sector 70% 17% 7.6% 5.4% Australia (77% investment grade) 0.1% New Zealand (100% investment grade) Asia (93% investment grade) Europe (100% investment grade) Americas (100% investment grade) Credit Exposure is measured as the higher of limit or credit equivalent balance for committed exposures and credit equivalent balance for uncommitted exposures Total exposure: $4,453m $m

Banking Credit Exposure - Telcos Sector 69% Australia (75% investment grade) Europe (100% investment grade) $m Credit Exposure is measured as the higher of limit or credit equivalent balance for committed exposures and credit equivalent balance for uncommitted exposures 11% 19% 1% New Zealand (100% investment grade) Asia (97% investment grade) Total exposure: $786m

Funds Management Asset class breakdown International equities 17% Listed & Direct Property 15% Fixed Interest & Cash 37% Other 1% Fixed income based 52% Equities based 39% Australian equities 22% FUA: $109.8bn as at June 2004 ASB 4% Externally Managed 5%

Funds Management & Insurance Investment Mandate Structure The Bank has $2.7bn of shareholders funds across its insurance and funds management business, which is invested in: management business, which is invested in: management business, which is invested in:

Claims ratios* are consistent with prior years. GI was impacted in 03 by the Canberra bushfires. 58.8% 52.1% 69.9% 50.9% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% General Insurance Life Insurance % Jun-04 YTD Actual Jun-03 YTD Actual * Claims ratio = claims expense as a % of net earned premium

International Accounting Standards Outlining our approach Qualitative comments in the profit announcement document Timeline: 1 July 2004 - start accounting internally according to IAS Feb 2005 (half year '05 profit announcement) - further qualitative and some quantitative statements 1 July 2005 - adoption of all standards